UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                                        SEC File Number: 000-13538
                                        CUSIP Number: 632430-10-4
                      FORM 12b-25



              NOTIFICATION OF LATE FILING

 (Check One):(X) Form 10-KSB   (  ) Form 20-F   (  ) Form 11-K
(  )Form 10-QSB
     (  )  Form N-SAR

     For Period Ended:  DECEMBER 31, 1997

      (   )Transition Report on Form 10-K
      (   )Transition Report on Form 20-F
      (   )Transition Report on Form 11-K
      (   )Transition Report on Form 10-Q
      (   )Transition Report on Form N-SAR

     For the Transition Period Ended:

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Read Instructions (on back page) Before Preparing Form, Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
 ______________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



            PART I - REGISTRANT INFORMATION


NATIONAL AFFILIATED CORP
Full Name of Registrant

N/A
Former Name if Applicable

7228 ENGLAND DRIVE, SUITE 24
Address of Principal Executive Office (Street and Number)

ALEXANDRIA, LA  71303
City, State and Zip Code


           PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (X)(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (X)(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on the Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (X)(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                  PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portions thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     On February 20, 1998, the Company dismissed its certifying accountants and subsequently retained new certifying accountants on February 27, 1998, as disclosed on the Company's Form 8-K filed on March 4, 1998. Because the new certifying accountants have not previously audited the Company's financial position and because of previously staffed engagements, the completed review of the financial information is not yet available to the Company, and accordingly, the Company is unable to file its Form 10-KSB at this time.


              PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           T. BRENT CHAPEL       (800)673-2220
            (Name)           (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no identify report(s).
        YES  X  NO



(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
        YES       NO   X

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     [IF THE ANSWER ABOVE IS YES, THEN USE THIS SPACE TO GIVE THE EXPLANATION]

       NATIONAL AFFILIATED CORP

      Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date:APRIL 1, 1998                 By:/S/ T. BRENT CHAPEL

                                            T. BRENT CHAPEL
                                       CHIEF FINANCIAL OFFICER

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                       EXHIBIT A


Statement of Independent Auditors Pursuant to 12b-25(c)

On February 27, 1998, we were engaged to serve as independent public accountants for National Affiliated Corporation. Because we have not previously audited the Company's consolidated financial statements and because of prior staffing commitments, we have not yet completed the audit of the Company's consolidated financial statements for the year ended December 31, 1998 and accordingly our report on the results of that audit is not yet available.

  JOHNSON LAMBERT & CO. APRIL  1, 1998
   Johnson Lambert & Co.  Date



 ______________________________________________________
                       ATTENTION

Intentional misstatements or omissions of fact constitute
   Federal Criminal Violations (See 18 U.S.C. 1001).l

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1.   This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General
     Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule
     0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each nations securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.